090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20120718645-76
Ross Miller Secretary of State State of Nevada	Filing Date and Time 10/19/2012 8:45 AM
	Entity Number C9566-1996

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

RedFin Network, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article III is hereby amended to add the following:

WHEREAS, the corporation's authorized capital includes 20,000,000 shares of Preferred Stock, par value $0.001 per share.

WHEREAS, the corporation's Articles of Incorporation, as amended, provide that the corporation's Board of Directors, by resolution or resolutions, at any time and from time to time, has the authority to divide and establish any or all unissued shares of Preferred Stock not then allocated to any series into one or more

CONTINUED ON ATTACHMENT A

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: not required

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

series and, without limiting the generality of the foregoing, to fix and determine the designations, rights and preferences of each such share.

WHEREAS, by unanimous written consent of the Board of Directors of the corporation dated October 18, 2012, the Board of Directors designated 50,000 shares of the Preferred Stock as Series A Preferred Stock. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Series A Preferred Stock shall be as hereinafter described.

Series A Preferred Stock

The corporation shall designate a series of Preferred Stock, consisting of 50,000 shares, as Series A Preferred Stock which shall have the following designations, rights and preferences:

1. **Stated Value**. The stated value of the Series A Preferred Stock shall be $0.001 per share.

2. **Dividends**. The holders of Series A Preferred Stock shall have no rights to receive dividend distributions or to participate in any dividends declared by the corporation to or for the benefit of the holders of its Common Stock.

3. **Conversion**. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other security of the corporation.

4. **Redemption**. The Series A Preferred Stock is not redeemable without the prior express written consent of the holders of a the majority of the voting power of all then outstanding shares of such Series A Preferred Stock. In the event any shares of Series A Preferred Stock shall be redeemed pursuant to this section, the shares so redeemed shall automatically be cancelled and returned to the status of authorized but unissued shares of Preferred Stock.

5. **Voting Rights**. Each share of Series A Preferred shall entitle the holder thereof to One Thousand (1,000) votes, and with respect to such vote, shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of this corporation, and shall be entitled to vote, together as a single class with holders of Common Stock and any other series of Preferred Stock then outstanding, with respect to any question or matter upon which holders of Common Stock the have the right to vote at a meeting of stockholders called for such purposesor upon written consent of the action by the stockholders of the corporation. Series A Preferred shall also entitle the holders thereof to vote the shares as a separate class as set forth herein and as required by law. In the event of any stock split, stock dividend or reclassification of the corporation's Common Stock, the number of votes which attach to each share of Series A Preferred shall be adjusted in the same proportion as any adjustment to the number of outstanding shares of Common Stock.

6. **Liquidation, Dissolution, Winding-Up**. In the event of the liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of shares of the Series A Preferred then outstanding shall be entitled to receive, out of the remaining assets of the Corporation available for distribution to its stockholders, an amount equal to $0.001 per share.

7. **Protective Provisions**. So long as any shares of Series A Preferred are outstanding, this corporation shall not without first obtaining the written approval of the holders of at least a majority of the

voting power of the then outstanding shares of such Series A Preferred Stock (i) alter or change the rights, preferences or privileges of the Series A Preferred, or (ii) increase or decrease the total number of authorized shares of Series A Preferred Stock.

8. **No Preemptive Rights**. No holder of the Series A Preferred shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class.

9. **Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief**. The remedies provided in this Certificate of Amendment shall be cumulative and in addition to all other remedies available under this Certificate of Amendment, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the corporation to comply with the terms of this Certificate of Amendment.

10. **Specific Shall Not Limit General**. No specific provision contained in this Certificate of Amendment shall limit or modify any more general provision contained herein.